United States securities and exchange commission logo





                             April 24, 2023

       David Brant
       Chief Financial Officer
       Airspan Networks Holdings Inc.
       777 Yamato Road, Suite 310
       Boca Raton, Florida 33431

                                                        Re: Airspan Networks
Holdings Inc.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed March 30,
2023
                                                            File No. 333-264374

       Dear David Brant:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 30, 2023

       General

   1. We note that on March 8, 2023, you entered into a definitive purchase agreement to sell
                                                        Mimosa to Radisys for
approximately $60 million in cash. Tell us how you considered the guidance in Rules 8-05
and 11-01(a)(4) of Regulation S-X in concluding whether pro
                                                        forma financial
information reflecting the planned disposition should be included in this filing pursuant to Item
11(e) of Form S-1. Please provide us with any supporting
                                                        calculations of a
determination that the disposition is not significant pursuant to Rule 1-
                                                        02(w) of Regulation
S-X.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 David Brant
Airspan Networks Holdings Inc.
April 24, 2023
Page 2

action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.



                                                        Sincerely,
FirstName LastNameDavid Brant
                                                        Division of Corporation
Finance
Comapany NameAirspan Networks Holdings Inc.
                                                        Office of Manufacturing
April 24, 2023 Page 2
cc:       David Marx
FirstName LastName